UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-39911
Patria Investments Limited
(Exact name of registrant as specified in its charter)
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated May 4, 2023 – Patria Reports 1Q 2023 Earnings Results
99.2	Patria 1Q 2023 Earnings Presentation

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

	By:	/s/ Ana Cristina Russo
		Name:	Ana Cristina Russo
		Title:	Chief Financial Officer

Date: May 4, 2023